Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed under Rule 14a -12 of the

Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No. 001-04721

Creating

America’s Premier Communications Company

December 15, 2004

Safe Harbor

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995. A number of the matters discussed in this presentation that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Sprint and Nextel, combined operating and financial data, future technology plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Sprint and Nextel and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Sprint’s and Nextel’s respective reports filed with the SEC, including each companies annual report on Form 10-K for the year ended December 31, 2003 and quarterly report on Form 10-Q for the quarterly period ended September 30, 2004 as such reports may have been amended. This presentation speaks only as of its date, and Sprint and Nextel each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF SPRINT AND SHAREHOLDERS OF NEXTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINATION. The final joint proxy statement/prospectus will be mailed to shareholders of Sprint and shareholders of Nextel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Sprint Investor Relations at, 913-794 -1126, or from Nextel Investor Relations at, 703-433-4300.

Participants In Solicitation

Sprint, Nextel and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the combination. Information concerning Sprint’s participants is set forth in the proxy statement, dated, March 16, 2004, for Sprint’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Nextel’s participants is set forth in the proxy statement, dated April 2, 2004, for Nextel’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Sprint and Nextel in the solicitation of proxies in respect of the combination will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

Tim Donahue

President and CEO Nextel

Gary Forsee

Chairman and CEO

Sprint

Building Strength on Strength

Merger accelerates and expands growth prospects Assets and service capabilities align with industry growth Benefit from complementary operational strengths, compatible corporate cultures and strong management teams Realize substantial synergies and accelerate cash flow growth Capitalize on best practices and systems from each company Significant value in largest independent local telecommunications company

Transaction Summary

Structure

$ 71 billion stock-for-stock merger of equals

Consideration

Sprint and Nextel equally valued

Sprint shares will be Sprint Nextel shares

Nextel shareholders receive value equivalent to 1.3 shares of Sprint Nextel

Required Approvals

Shareholders, FCC, DOJ, state PUC’s

Timeline

Expected closing second half 2005

After closing, tax-free spin off of LEC to Sprint Nextel shareholders

Broad Scale and Scope

Sprint Nextel Sprint Nextel Sprint Local

Subscribers (M) 20.11 15.3 35.4 7.7 (lines)

LTM Revenue (B) $27 $13 $34 $6

LTM OIBDA (B) $8.1 $5.0 $10.2 $2.9

Last 12 Months Revenue Mix (LTM)

Local 22%

LD/Data 27%

Wireless 51%

WIreless 100%

LD/Data 22%

Wireless

78%

Local 100%

1 Includes 17.3mm direct customers and 2.8mm wholesale customers

High Growth Profile

LTM Revenue Growth

15% 10% 5% 0% (5)% (10)%

13%

3%

1%

1%

(1)%

Sprint Nextel

ALLTEL Verizon BellSouth SBC

LTM OIBDA Growth

20% 15% 10% 5% 0% (5)% (10)% (15)%

16%

3%

(7)%

(5)%

(11)%

Sprint Nextel

ALLTEL Verizon BellSouth SBC

Note: Revenue and OIBDA numbers are for the 12 months ending 9/30/04 and exclude Sprint’s Local Exchange Carrier business. BellSouth numbers are pro forma for sale of Latin America business. BellSouth and SBC numbers assume proportionate consolidation of wireless assets. Cingular numbers are pro forma for AWE acquisition. Verizon numbers assume proportionate consolidation of wireless assets.

Proven Management Team

President & Chief Executive Officer

Gary Forsee

Office of the Chairman

Chairman

Tim Donahue

Chief Operating Officer

Len Lauer

Chief Financial Officer

Paul Saleh

Local

Staff Functions

Chief Technology Officer

Barry West

Co-Chief Transition Officers

Steve Nielsen/Rick Orchard

Chief Strategy Officer

Tom Kelly

General Counsel

Regulatory & Public Affairs

Robust experience spanning all facets of communications 12 member board with equal representation Two lead independent directors Executive headquarters -Reston, VA

Operational headquarters -Overland Park, KS

Armed For Success

High-value customer base

Unmatched product and service capabilities Clear vision for technology evolution $12 Billion NPV of achievable synergies Substantial financial strength Strong management team

High-Value Products, Brands and Distribution Channels

Products & Services

High capacity CDMA High performance PTT -Direct Connect® Distinctive Handsets Sprint PCS Vision Full Range of Enhanced Wireless & Wireline Products

Target Markets & Brands

Enterprise & Government Small and Medium Business Consumer and Youth

Distribution Channels

Dedicated Direct Sales Force Alliance Partners National/local retailers and agents Resellers MVNOs Cable Operators Tele/Web sales 1,500 Company Stores

Serving The Full Range of Communications Users

Unmatched Services

Industry-leading product and service portfolio Extensive network assets and expertise to deliver bundled and integrated services Enviable spectrum position Unprecedented opportunity for true IP-based broadband wireless services

Technology Opportunities

Quality

Faster time to market for sites CapEx for capacity and features Leverage wireline reliability

Coverage

Improved from combined cell sites Expand 3G network Develop 800 MHz CDMA Nationwide LD and global IP network

Technology Leadership

Cost

Improved capacity costs for CDMA

Purchasing scale Facilities and interconnection

Innovative Products

Best voice / PTT service Best mobile data services Best data applications

Network Technology Evolution

iDEN Invest in iDEN network until voice traffic can be supported on CDMA network Maintain iDEN for Push-to-Talk centric customers

Interoperability gateway and potential dual-mode handsets

CDMA Voice Rapid coverage enhancement through use of Nextel sites and spectrum

CDMA EVDO Broadband (3G) Complete Phase 1 EVDO deployment Complete 100% overlay of EVDO Rev. A and introduce Broadband services Launch PTT service on EVDO Rev. A

2005 2006 2007 2008

Significant Synergies

Revenue & Subscribers

Improved customer retention Up-sell Long Distance Rate plan migration effect

Network Operations

Site opex savings Access and transport Resource efficiencies $12B Billion in NPV

Rev & Subs

Network Ops

SG&A

CapEx

SG&A

Unify back office Sales and distribution efficiency Achieve G&A scale

CapEx

Long term voice and data capacity savings Site co-location savings Systems and applications development

Integration Costs

New corporate brands

Sprint Nextel

Sprint’s local operations

Back office integration

Facility and contract termination Employee retention Severance

Managed by Co-Chief Transition Officers

Expected Synergies

($ in billions) 2006 2007 2008

OIBDA Synergies $0.6 – 0.7 $1.0 – 1.2 $1.1 – 1.3

CapEx Synergies $0.6 – 0.8 $(0.2) – (0.3) $0.7 – 0.9

Total Synergies $1.2 – 1.5 $0.8 – 0.9 $1.8 – 2.2

Integration Costs $(1.0) – (1.3) $(0.2) – (0.5) $0

$12B NPV in Synergies Net of Integration Costs

Financial Strength and Flexibility

Combined entity to maintain investment grade characteristics

Cash and equivalents of $5.7 billion

Net debt to LTM OIBDA of 1.6X

Solid financial profile

Strong free cash flow generation Ample access to liquidity

Bank commitments of more than $20 billion

Note: Pro forma financials as of 9/30/04.

Sprint’s Local Operations – An Industry Pacesetter

Nation’s largest independent local telephone company Industry-leading provider of bundled service offerings Territory concentrated in high growth geographies Financial leverage and dividend policy aligned with financial prospects

Access Lines millions of lines

9 6 3 0

7.7

3.0

2.3

2.3

Sprint ALLTEL CenturyTel Citizens

Source: Company filings and company press releases as of 9/30/04 millions of lines

America’s Premier Communications Company

High-value customer base

Unmatched product and service capabilities Clear vision for technology evolution $12 Billion NPV of highly achievable synergies Substantial financial strength Strong management team

Creating

America’s Premier Communications Company

December 15, 2004